June 14, 2024

Via EDGAR

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

Washington, D.C. 20549

Attn.:	Aamira Chaudhry Adam Phippen Brian Fetterolf Erin Jaskot

Re:	Unitrend Entertainment Group Ltd Response to the Staff’s Comments on Amendment No. 2 to Draft Registration Statement on Form F-1 Submitted April 16, 2024 CIK No. 0001997950

Dear Madam and Sirs:

Unitrend Entertainment Group Ltd., an exempted company with limited liability incorporated under the laws of Cayman Islands (the “Company”), submit to the staff (the “Staff”) of the Securities and Exchanges Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated May 6, 2024 on the Company’s Amendment No. 2 to Draft Registration Statement on Form F-1 previously submitted on April 16, 2024 (the “Draft Registration Statement”).

Concurrently with the submission of this letter, the Company is submitting Registration Statement on Form F-1 (the “Registration Statement”) with exhibits via EDGAR to the Commission.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

Amendment No. 2 to Draft Registration Statement on Form F-1 submitted April 16, 2024

“With respect to the television program distribution segment of our business . . . “, page 27

1.	We note your response to prior comment 3, as well as your revised disclosure that identifies your three major customers as of December 31, 2022 that comprised your total sales, as well as your two major customers that comprised the majority of your accounts receivable as of December 31, 2022. Please revise to update your discussion to reflect your major customers as of December 31, 2023 as it pertains to your total sales and accounts receivable, as your disclosure on page F-20 is now as of the most recent fiscal year. In connection therewith, while you filed the form of distribution agreement, we note that you did not file the executed customer agreements as exhibits to the registration statement. Please tell us whether you substantially depend on such customers, and to the extent so, please summarize the material terms of such agreements in an appropriate place in the prospectus and file the related agreements as exhibits to the registration statement. Refer to Item 8 of Form F-1 and Item 601(b)(10) of Regulation S- K.

Response: The Company acknowledges that Staff’s comment on the suppliers and respectfully submits that it is not required to file the agreements for the following reasons.

Item 601 of Regulation S-K under the Securities Act of 1933, as amended, provides that material agreements not made in the ordinary course of business should be filed as an exhibit to a filed report. With certain exceptions, agreements made in the ordinary course of business need not be filed. According to Item 601(b)(10)(ii), an agreement will be deemed to have been made in the ordinary course of business if “the contract is such as ordinarily accompanies the kind of business conducted by the registrant.” The agreements with customers and suppliers are contracts that ordinarily accompany the kind of business conducted by the Company.

The Company has also reviewed the exceptions set forth in Item 601(b)(10)(ii)(A)-(D) and has determined that the agreements with customers and suppliers are not required to be filed as an exhibit to a filed report. Items (A)-(D) are not applicable. Specifically, the Company is not substantially dependent on any of these contracts, which is the applicable standard set forth in Item (B).

With respect to the executed customer agreements, the Company relies on a limited number of customers for each television program that it distributes. This practice allows each customer to receive unique content from us to show to their audience. We have filed a form of distribution agreement and summarized the material terms of the agreement on page 27. However, the Company does not substantially depend on any of the agreements previously executed with the customers.

In addition, we note your disclosure on page F-20 that “[f]or the year ended December 31, 2023, one supplier accounted for 59.4% of the Company’s total purchases,” and that “[a]s of December 31, 2023, three suppliers accounted for 42.2%, 28.8% and 20.0% of the outstanding accounts payable.” Please also tell us whether you substantially depend on any such suppliers, and to the extent so, please identify such suppliers, summarize the material terms of the agreements, include appropriate risk factor disclosure and file such agreements as exhibits to the registration statement.

Response: With respect to the agreements with suppliers, while it is true that “[f]or the year ended December 31, 2023, one supplier accounted for 59.4% of the Company’s total purchases,” and that “[a]s of December 31, 2023, three suppliers accounted for 42.2%, 28.8% and 20.0% of the outstanding accounts payable,” the Company is not substantially dependent on any of the suppliers.

The Company purchases distribution rights for television programs from a diverse range of suppliers, such as production studios and content creators. In certain years, one or more of these purchases may constitute a large portion of the company’s total purchase amount. However, the Company buys from different suppliers each year to create a diverse content base. The Company does not substantially depend on any of the suppliers from which it has previously acquired television programs.

“Uncertainties with respect to the PRC legal system . . . “, page 37

2.	We note your response to prior comment 4, as well as your revised disclosure, and we reissue the comment in-part. In particular, we note that you continue to disclose that “we are actively preparing our filing with the CSRC in accordance with the Trial Measures” on page 38, and such disclosure is inconsistent with your disclosure elsewhere that you “submitted initial documents in connection with this offering and our listing on the Nasdaq Capital Market to the CSRC on January 22, 2024.” Revise to reconcile.

Response: In response to the Staff’s comments, we have revised the disclosure on page 38.

Industry, page 78

3.	Please update your discussion of industry data as of a more recent date, to the extent available, as such discussion provides estimates for 2023 and actual results as of 2022.

Response: In response to the Staff’s comments, we have revised the disclosure on pages 78 to 80.

Index to Financial Statements

Prepayments of Filming of Documentary and TV Series, page F-23

4.	Please tell us and revise to disclose in further detail the nature of these prepayments of filming of documentary and TV series and how they differ from the refundable prepayments of copyright and filming of TV series discussed in Note 5.

Response: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that these prepayments of filming of documentary and TV series discussed in Note 4 are for documentary and TV series which are currently in production. However, the refundable prepayments of copyright and filming of TV series discussed in Note 5 are for purchasing the copyright of TV series and filming TV series that we prepaid initially, but these projects were subsequently ceased due to the impact of Covid-19 epidemic. After the negotiation with the counterparties, they agreed to return our prepayment, and we have received the full refund of these prepayment as the date of our report. Meanwhile, we revised the disclosure on page F-23 to disclosed in further detail the nature of the prepayments of filming of documentary and TV series in Note 4.

We thank the Staff for its review of the foregoing. If you have any questions regarding the Registration Statement, please contact Fang Liu by phone at (703) 919-7285 or via e-mail at fliu@vcllegal.com.

Very truly yours,

/s/ Bin Feng
Bin Feng

cc:	Fang Liu, Esq.
VCL Law LLP